A special meeting of the fund's shareholders was held on October 17, 2007. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 2

To approve an amended management contract that includes adding a performance adjustment component to the management fee for Fidelity Advisor Dynamic Capital Appreciation Fund, and giving the Trustees the authority to change the fund's performance adjustment index going forward, without a shareholder vote, subject to applicable law.

	# of Votes	% of Votes
Affirmative	309,145,872.60	67.308
Against	108,697,508.97	23.666
Abstain	28,204,612.24	6.140
Uninstructed	13,253,637.65	2.886
TOTAL	459,301,631.46	100.000